PRUDENTIAL INVESTMENT PORTFOLIOS, INC. 10

PGIM Jennison Equity Income Fund

FOURTH AMENDMENT TO MANAGEMENT AGREEMENT

This FOURTH AMENDMENT (the "Amendment"), dated and effective as of July 1, 2019 (the "Effective Date") is made part of the Management Agreement (the "Agreement"), dated May I, 2003, as most recently amended July 1, 2018, between PGIM Investments LLC ("PGIM Investments" or the "Manager") and Prudential Investment Portfolios, Inc. 10 (PIP 10) on behalf of its series, PGIM Jennison Equity Income Fund (the Fund).

WHEREAS, PIP 10 and the Manager have mutually agreed to reduce the management fee rate pursuant to which PIP compensates the Manager for the services provided by the Manager to the Fund under the Management Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.The management fee rate schedule appearing in the Amendment to Management Agreement dated July 1, 2018 with respect to the Fund is hereby deleted in its entirety and is replaced with the following new management fee rate schedule applicable to the Fund:

0.745% of average daily net assets up to $500 million;

0.730% of average daily net assets over $500 million to $1 billion; 0.625% of average daily net assets over $1 billion to $2.5 billion; 0.600% of average daily net assets over $2.5 billion to $7.5 billion; 0.580% of average daily net assets over $7.5 billion to $10 billion; 0.560% of average daily net assets over $10 billion

2.The Management Agreement and the Amendment to Management Agreement dated July 1, 2018 are unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.